CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Financial Statements and Supplementary Schedules
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2019
(With Independent Registered Public Accounting Firm's Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITIC Securities International USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Holub 212-549-5062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Raymond Tam and William Holub, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITIC Securities International USA, LLC, as of December 31, 2019, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Raymond Tam
Chief Executive Officer



_____
William Holub
Chief Financial Officer

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.

- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A Management Statement Regarding Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

December 31, 2019

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholder of CITIC Securities International USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC (the "Company") as of December 31, 2019, and the related statements of operations, of changes in member's equity, changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us



In our opinion, the accompanying Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2017.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

December 31, 2019

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	1,224
Receivables:		
Clearing firm		647
Affiliates		95
Customers		38
Securities owned, at fair value		14,992
Furniture and equipment, net of accumulated depreciation of $8		3
Right-of-use asset, net of accumulated depreciation of $47		151
Other assets		12
Total assets	**$**	**17,162**

LIABILITIES AND MEMBER'S EQUITY

Payables to affiliates	$	54
Accrued compensation and benefits		17
Loans payable to affiliates		11,140
Lease liabilities		153
Accrued expenses and other liabilities		765
Total liabilities	**$**	**12,129**

Commitments and contingencies, Note 12

Member's equity		5,033
Total liabilities and member's equity	**$**	**17,162**

The accompanying notes are an integral part of these financial statements.

**These financial statements and supplementary schedules should be deemed confidential
pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934**

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Operations

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Revenues:		
Commissions	$	757
Interest income		342
Principal transactions		(18)
Total revenues	$	**1,081**
Expenses:		
Trade execution, floor brokerage and clearance charges	$	433
Allocated expenses from affiliates		410
Interest expense		407
Compensation and benefits		391
Professional fees		142
Data processing and communication		100
Occupancy and equipment costs		79
Other general and administrative		15
Total expenses	$	**1,977**
Loss before income taxes		(896)
Income tax benefit		(257)
Net Loss	$	**(639)**

The accompanying notes are an integral part of these financial statements.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Member's equity, January 1, 2019	$	5,672
Capital contributions		-
Net Loss		(639)
Member's equity, December 31, 2019	**$**	**5,033**

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Balance, January 1, 2019	$	-
Issuance		-
Payments		-
Balance, December 31, 2019	$	-

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Cash flows from operating activities:		
Net loss	$	**(639)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		48
Income tax benefit		(257)
Changes in assets and liabilities:		
(Increase) Decrease in receivables from:		
Clearing firm		(26)
Customers		(3)
Affiliates		790
Increase in securities owned		(97)
Decrease in other assets		8
Decrease in payables to affiliates		(24)
Decrease in accrued compensation and benefits		(27)
Decrease in lease liabilities		(45)
Decrease in accrued expenses and other liabilities		(11)
Net cash used in operating activities		(283)
Cash flows from investing activities:		
Increase in furniture and equipment		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital contribution		-
Gross proceeds from affiliate loan		11,000
Repayment of affiliate loan		(11,000)
Increase in loans payable		38
Net cash provided by financing activities		38
Net decrease in cash and cash equivalents		(245)
Cash and cash equivalents as of beginning of year		1,469
Cash and cash equivalents as of end of year	$	1,224
Supplemental disclosure of cash flows information:		
Cash paid during the year for interest	$	369
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CITIC Securities International USA, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CLSA BV ("CLSA"), which is wholly-owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage services in U.S. Treasuries to institutional investors.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes cash maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

(e) Revenue Recognition

The Company executes securities transactions for its customers. Customer securities transactions are recorded on a trade date basis, with related commission income and expenses reported on a trade date basis. The Company considers its performance obligation satisfied on the trade date because on that date the transaction details have been defined, the trade confirmation has been issued to the customer, and the risks and rewards of ownership have been transferred to/from the customer. Receivables from customers include amounts due on securities transactions that are unsettled as of the date of the financial statements.

The Company regularly assesses its receivable balances for collectability. When it is determined it is more likely than not that all or a portion of a receivable is uncollectable, the Company writes off the receivable or establishes an allowance against the receivable.

(f) Income Taxes

The Company is a Limited Liability Company which is a disregarded entity for U.S. tax purposes. The Company's income or loss is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a C corporation. The Company applies a modified benefit-for-loss method. This means income taxes are generally calculated as if the Company files on a separate return basis, but the net operating loss or other tax attributes of the Company are characterized as realized or realizable when such attributes are realized or realizable by the consolidated tax group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The amount of the current tax benefit is recorded as a receivable from the Parent. During 2019 the Company did not change its tax allocation policy.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Parent's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

The Company recognizes interest and penalties related to income taxes as part of Other general and administrative costs within the Statement of Operations.

See Note 6, Income Taxes, for additional detail.

...

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(g) *Securities Owned, at fair value*

Trading investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income on a trade date basis.

See *Note 4*, Fair Value, for additional detail.

(h) *Employee Benefit Plan*

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 8*, Employee Benefit Plans, for additional detail.

(i) *Deferred Compensation*

The Company amortizes all deferred compensation on a straight-line method over the life of the award.

See *Note 11*, Deferred Compensation, for additional detail.

(j) *Receivables from Clearing Firm*

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include prior months' commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and a $500 cash clearing deposit.

(k) *Furniture and Equipment*

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(l) *Right-of-use Assets*

The Company's policy is to capitalize operating leases with a duration longer than 12 months. The Company amortizes its right-of-use assets over the life of the lease.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(3) Accounting Pronouncements Not Yet Adopted

In June 2016 the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses in Financial Instruments. The amendment is effective under the modified retrospective approach without restatement method for fiscal years (and interim reporting periods within those years) beginning after December 15, 2019. Management has determined the impact that the adoption of this standard has on the Company's financial statements is not material.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the impact of this new standard on its financial statements.

(4) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2019, the Company did not have any such transfers.

The table below presents the carrying value of the Company's financial instruments at fair value. The table excludes the values of non-financial assets and liabilities.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Securities owned, at fair value	$ -	$14,992	$ -	$14,992
Total assets measured at fair value	$ -	**$14,992**	$ -	**$14,992**

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities owned, at fair value: The Company holds U.S. treasury securities, which are deposited with the Company's clearing firm. These securities are valued based on quoted yields in secondary markets and are thus included in Level 2 of the valuation hierarchy.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying Value
	Level 1	Level 2	Level 3	
Cash and cash equivalents	$ 1,224	–	–	$ 1,224
Receivables-Clearing Firm	–	$ 647	–	647
Receivables-Affiliates	–	95	–	95
Receivables-Customers	–	38	–	38
Total assets	$ 1,224	$ 780	–	$ 2,004

	Fair Value			Carrying Value
	Level 1	Level 2	Level 3	
Loan Payable	–	$ 11,140		$ 11,140
Payables-Affiliates	–	54	–	54
Total liabilities	–	$ 11,194	–	$ 11,194

(5)   Right-of-use Asset and Lease Liabilities

Upon adoption of ASU 2016-02, the Company are required to apply a modified retrospective transition and as such recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under generally accepted account principles of the United States of America. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's borrowing rates as of January 1, 2019.

The weighted average maturity of the lease liability is 3.2 years.

The weighted average borrowing rate applied to the lease liabilities was 4.6%.

The associated Right-of-use assets recorded as of January 1, 2019 for property leases were measured on a retrospective basis as if the new rules had always been applied.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

For the year ended December 31, 2019, the Company recorded $47 in depreciation expense, included in Occupancy and equipment costs.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year	Payments Due
2020	$ 50
2021	50
2022	50
2023	8
Total undiscounted lease payments	158
Less: Imputed interest	(5)
Total lease liabilities	$ 153

(6)   Income Taxes

Loss before income taxes and income tax benefit for the year ended December 31, 2019, consists of:

Loss before income taxes:	**$ (896)**
Current tax benefit	$ (257)
Deferred tax expense	-
Income tax benefit	**$ (257)**

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued expenses, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:	
Compensation and other items	$ 50
Accrued expenses	162
Deferred rent	58
Right-of-use asset	(37)
Net operating loss carryforward	4,839
Valuation Allowance	(5,072)
Net deferred tax asset	$ -

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

As the Parent continues to recognize tax losses, Management has established a full valuation allowance of $5,072 against the deferred tax asset, as it is more likely than not that the deferred tax asset will not be realizable. For the year ended December 31, 2019 the Valuation Allowance decreased by $89.

The principal reasons for the difference between the effective tax rates and the 2019 Federal corporate statutory tax rate of 21% are the valuation allowance established against the deferred tax asset, state taxes, return to provision adjustments, as well as the benefit recognized as the Parent pays the Company for use of its current tax losses in accordance with its accounting policy.

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2019, the Parent's tax returns for 2011 to 2018 are subject to examination by Federal, state and local tax authorities. As of December 31, 2019 and 2018, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2019 the Company has not recognized any amounts associated with unrecognized tax benefits.

As of December 31, 2019 the Company has a Federal net operating loss carryforward of $18,580 which begin to expire in 2034.

As of December 31, 2019 the Company has State and Local net operating loss carryforwards of $12,530 which begin to expire in 2026.

(7) Related Party Transactions

All transactions with related parties are settled in the normal course of business.

Expenses are allocated to the Company by CLSA Americas, LLC ("CLSAA"), an affiliated broker-dealer under common control of the Parent, in accordance with Service Level Agreements. The services provided to the Company primarily relate to middle and back office services. Allocated expenses from affiliates for the year ended December 31, 2019, are shown separately in the Statement of Operations, were $410. The related payable of $42 is included in Payables to affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by CLSAA, CLSA Limited and the Parent. The expenses paid by affiliates for the year ended December 31, 2019, which are included in the appropriate line(s) based on expense type in the Statement of Operations, were $60. The related payable of $5 is included in Payables to affiliates.

The Company had a $200,000 uncommitted revolving credit facility (the "BV Credit Facility") with CLSA BV, an affiliate, with no established maturity date. The BV Credit Facility was available for the Company's business purposes, and the Company terminated the facility during the year

During the year ended December 31, 2019, the Company drew upon the BV Credit Facility with the maximum drawn $11,000 and annual interest rates ranging from 3.0% to 4.4%. During the year ended December 31, 2019, the Company recognized interest expense on the BV Credit Facility borrowings of $267, included in Interest expense in the Statement of Operations. As of December 31, 2019, the Company had no outstanding loan in connection with the BV Credit Facility.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

The Company has a $200,000 uncommitted revolving credit facility (the "Finance Credit Facility") with CLSA Finance, an affiliate, with no established maturity date. The Finance Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Finance Credit Facility.

The Finance Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Finance Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate. Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Finance Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2019, the Company drew upon the Finance Credit Facility with the maximum drawn $11,000 and annual interest rate was 3.0%. During the year ended December 31, 2019, the Company recognized interest expense on the Finance Credit Facility borrowings of $140, included in Interest expense in the Statement of Operations. As of December 31, 2019, has an outstanding loan of $11,000 at an annual interest rate of 3.0% with total interest payable of $140, presented in Loans payable to affiliates on the Statement of Financial Condition. This loan matured on January 20, 2020.

The Company has a sub-lease agreement with CLSAA to rent a portion of CLSAA's office space. Sub-lease expense paid to affiliates for the year ended December 31, 2019, which were included in Occupancy and equipment costs in the Statement of Operations, was $26 and charged against lease liabilities was $50. The related payable of $6 is included in Payables to affiliates.

(8) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 100% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

Aggregate contributions to the 401(k) plan on behalf of the Company's employees for the year ended December 31, 2019 were $22, which are included in Compensation and benefits in the Statement of Operations. There was no associated liability.

(9) Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed $250. As of December 31, 2019, the Company had net capital of $4,923, which was $4,673 in excess of the minimum net capital requirement of $250. Advances, dividend payments, and other equity withdrawals are restricted by the regulations of the SEC, and FINRA.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) as all domestic transactions are cleared through another U.S. broker-dealer on a fully disclosed basis.

(10) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities.

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(11) Deferred Compensation

The Company issues cash-based deferred compensation to employees, at its discretion. Vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. Deferred compensation expense is recognized over the vesting period(s). For the year ended December 31, 2019, the Company recognized deferred compensation expense of $0, which is classified in Compensation and benefits in the Statement of Operations.

(12) Commitments and Contingencies

The Company has entered into a sub-lease with CLSAA for office space, as described in *Note 7*, Related Party Transactions. Such lease has been recorded on the books as a Right-of-use asset, as described in *Note 5*, Right-of-use Asset and Lease Liabilities.

(13) Subsequent Events

We evaluated subsequent events through March 2, 2020, the date the financial statements were available to be issued.

On January 21, 2020 the Company repaid and borrowed $11,000 under the Finance Credit Facility at an interest rate of 2.7600% with a maturity of July 21, 2020.

No subsequent events were identified that require recognition or disclosure in the financial statements.

SUPPLEMENTARY SCHEDULES

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2019

(U.S. dollars in thousands)

Total ownership equity	$	5,033
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital	$	**5,033**
Deductions and/or charges:		
Receivables from affiliates	$	95
Fixed Assets, net		3
Other		12
Total Non-allowable assets from Statement of Financial Condition	$	**110**
Other deductions and/or charges:		-
Total deductions and/or charges	$	**-**
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions	$	**4,923**
Haircuts on securities:		
United States government obligations	$	-
Stocks and warrants		-
Options		-
Other securities		-
Total haircuts on securities	$	**-**
Net capital	$	**4,923**
Computation of Alternative Net Capital Requirement:		
Minimum dollar net capital requirement of reporting broker or dealer	$	250
Net capital requirement	$	250
Excess net capital	$	**4,673**
Net capital in excess of the greater of:		
120% of minimum net capital requirement	$	4,623

Statement Pursuant to Paragraph 5(d)(4) of Rule 17a-5 under the Securities Exchange Act of 1934:

There are no material differences between the above computation of net capital and the corresponding computation prepared by CITIC Securities International USA, LLC as of the same date and included in the Company's unaudited Part II FOCUS Report filed on January 21, 2020.

SCHEDULE II

Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).